SEALE and BEERS, CPAs

PCAOB & CPAB REGISTERED AUDITORS

www.sealebeers.com

October 11, 2013

Eaton Scientific Systems Inc.

9595 Wilshire Blvd., Suite 900

Beverly Hills, 90212

This letter is to confirm our understanding of the services we are to perform for Eaton Scientific Systems Inc. (the “Company”). We ask that you either confirm or amend this understanding.

We will perform an audit of Eaton Scientific Systems Inc. January 31, 2012 financial statements which will be prepared in accordance with accounting principles generally accepted in the United States of America.  The objective of an audit of financial statements is to express an opinion on those statements.

We will conduct our audit of the financial statements in accordance with auditing and related professional practice standards established by the Public Company Accounting Oversight Board (PCAOB).  Those standards require that we plan and perform the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. Accordingly, a material misstatement may remain undetected.  Also, an audit is not designed to detect errors or fraud that is immaterial to the financial statements.

An audit of financial statements also includes obtaining an understanding of internal control sufficient to plan the audit and to determine the nature, timing and extent of audit procedures to be performed.  An audit is not designed to provide assurance on internal control or to identify significant deficiencies or material weaknesses.

We will communicate all significant deficiencies and material weaknesses that we identify during our audit to both management and the audit committee in writing prior to issuing our report on the financial statements. In the event that we determine audit committee oversight to be ineffective and further determine that such ineffectiveness constitutes a significant deficiency or a material weakness, we will communicate our conclusion in writing directly to the board of directors.

We will also communicate any (a) fraud involving senior management and other fraud that causes a material misstatement of the financial statements, (b) illegal acts that come to our attention (unless they are clearly inconsequential), (c) disagreements with management and other serious difficulties encountered in performing our audits and (d) various matters related to the entity’s accounting policies and financial statements to the audit committee prior to the issuance of our report on the financial statements.

Management is responsible for the financial statements, including adjusting the financial statements to correct material misstatements, and for making all financial records and related information available to us.  Management is also responsible for providing us with a written management representation letter confirming certain representations made during the course of our audit of the financial statements and affirming to us that it believes the effects of any uncorrected misstatements aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Management is responsible for establishing and maintaining effective internal control over financial reporting and for making us aware of all significant deficiencies and material weaknesses in the design or operation of such controls that management has knowledge.

Management is responsible for identifying and ensuring that the entity complies with laws and regulations applicable to its activities, and for informing us of any known material violations of such laws or regulations.  In addition, management is responsible for the design and implementation of programs and controls to prevent and detect fraud, and for informing us about all known or suspected fraud affecting the entity involving (a) management, (b) employees who have significant roles in internal control and (c) others where the fraud could have a material effect on the financial statements.  Management is also responsible for informing us of its knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers or others.

The audit committee is responsible for informing us of its views about the risks of fraud within the entity, and its knowledge of any fraud or suspected fraud affecting the entity.

If circumstances arise relating to the condition of the Company’s records, the availability of sufficient, competent evidential matter, or indications of a significant risk of undetected material misstatements which, in our professional judgment, prevent us from completing the audit or forming an opinion, we retain the unilateral right to take any course of action permitted by professional standards, including declining to express an opinion or issue a report, or withdrawal from the engagement.

During the course of our engagement, we may accumulate records containing data that should be reflected in the Company's books and records.  The Company will determine that all such data, if necessary, will be so reflected.  Accordingly, the Company will not expect us to maintain copies of such records in our possession.

The assistance to be supplied by Company personnel is described in the separately provided prepared by client list which outlines the specific schedules and analyses that should be completed by Company personnel, including the dates when the information should be available to us.  The timely and accurate completion of this work is an essential condition to our completion of the audit and issuance of our audit report.

The estimated fees for the Audit of financial statements January 31, 2012 will be:

$5,000

In keeping with our firm policy we will require a retainer of $4,200 before we commence our audit.  We expect the balance of our fees to be paid upon delivery of the audit report and financial statements. If the audit package and retainer is not received by our office by the 69th day after the close of the year, your audit may not be done in time for your 10K filing deadline.

We also pass through out-of-pocket costs such as out-of-town travel expenses, etc.  Additional bills will be submitted and due prior to such work progressing.  Should services other than those covered by this letter be required or requested, the extent of these services, and the basis for additional fees will be discussed before performing the work.  Our invoices are due and payable upon presentation.

Upon our notice to you, we reserve the right to cease all work on your account or accounts, in the event there are multiple accounts, regardless of the nature of the work, for your non-payment of delinquent balances owed us.  Such cessation will continue until your account or accounts are brought current.  If it should become necessary to assign your account or accounts for collection, you will be responsible for attorney fees and costs, as well as for interest at the legal rate.

50 S. Jones Blvd., Suite 202, Las Vegas, NV 89107

Phone: (888)727-8251      Fax: (888)782-2351

Eaton Scientific Systems Inc.

October 11, 2013

In the event we are requested or authorized by Eaton Scientific Systems Inc. or are required by government regulation, subpoena, or other legal process to produce our documents or our personnel as witnesses with respect to our engagements for Eaton Scientific Systems Inc., Eaton Scientific Systems Inc. will, so long as we are not a party to the proceeding in which the information is sought, reimburse us for our professional time and expenses, as well as the fees and expenses of our counsel, incurred in responding to such requests.  We understand that the Company intends to include our report in an offering memorandum to, and make reference to us in such as auditors.

The Company agrees to provide us with printer's proofs or masters of the filing for our review and approval before printing and with a copy of the final reproduced material for our approval before it is distributed.  The Company also agrees to obtain our permission prior to including our reports or making reference to us in any other document used in a public or private offering of equity or debt securities.

The Company agrees to promptly supply us with any comment letter or other communication received from the Securities and Exchange Commission relating to the financial statements or other information with which our report has been associated and to provide us with a copy of Eaton Scientific Systems Inc.’s proposed response for our review before such response is provided.  In the event our auditor/client relationship has been terminated when the Company seeks such consent, we will be under no obligation to grant such consent or approval.

The Company agrees that before filing any document with which we are associated, in electronic format, the Company will provide us with a printed copy of the information to be filed.  We will provide the Company with a signed copy of our report(s), consent(s), and/or other relevant document after completing our review.  These manually signed documents will authorize the use of our name prior to any electronic transmission by you.  For our files, the Company will provide to us a complete copy of the document as accepted by EDGAR or others.

This letter constitutes the complete and exclusive statement of agreement between Seale and Beers, CPAs and Eaton Scientific Systems Inc. superseding all proposals, oral or written, and all other communication, with respect to the terms of the engagement between the parties.

If this letter defines the arrangements, as the Company understands them, please sign and date the enclosed copy and return it to us.  We appreciate your business.

SEALE AND BEERS, CPAS

/s/ Charlie Roy, CPA

Charlie Roy, CPA

Managing Partner

Confirmed on behalf of Eaton Scientific Systems Inc.

Signature:

/s/ Michael Borkowski

 Date:

October 11, 2013

Name & Title:

Michael Borkowski, CEO

Seale and Beers, CPAs

PCAOB & CPAB Registered Auditors

50 S. Jones Blvd Suite 202 Las Vegas, NV 89107

Phone: (888)727-8251      Fax: (888)782-2351